January 5, 2024
Via EDGAR

Mr. Michael Henderson
Ms. Cara Lubit
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:    Athene Holding Ltd
Form 10-K for the Fiscal Year Ended December 31, 2022
Form 8-K dated August 7, 2023
File No. 001-37963

Dear Mr. Henderson and Ms. Lubit:

On behalf of Athene Holding Ltd. (the “Company”), set forth below are responses to the additional comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in the Commission’s letter dated December 15, 2023 (the “Third Comment Letter”), relating to the Company’s filings on Form 10-K and Form 8-K and the responses the Company provided on September 29, 2023 and November 13, 2023 in reference to comments received from the Staff in letters dated September 18, 2023 and October 30, 2023. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments from the Third Comment Letter in bold italics below.

Form 8-K dated August 7, 2023
Exhibit 99.1
Selected Income Statement Data, page 4

•We note your response to prior comments 1 and 2, as well as your response to comment 3 in our letter dated September 18, 2023. The adjustment to normalize alternative investment income to an 11% long-term return represents an individually tailored accounting method that has the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Therefore, please remove the presentation of this adjustment and related measures from your future filings. Refer to Question 100.04 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.

Response:

The Company acknowledges the Staff’s comment and will remove the alternative investment income normalizing adjustment and the related non-GAAP measures in future 8-K filings.

Athene Holding Ltd.
7700 Mills Civic Pkwy, West Des Moines, Iowa 50266
Tel: 1.888.266.8489 Fax: 1.866.709.3922
Athene.com

Mr. Michael Henderson and Ms. Cara Lubit
U.S. Securities and Exchange Commission
January 5, 2024

Should any member of the Staff have any questions or comments concerning the responses submitted herein, please do not hesitate to contact me at (515) 342-3860.

Sincerely,

/s/ Martin P. Klein
Martin P. Klein
Executive Vice President and Chief Financial Officer, Athene Holding Ltd.